UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Westport Fuel Systems Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

960908309

(CUSIP Number)

Ryan J. York

Davis Wright Tremaine LLP

777 108th Avenue NE, Suite 2300

Bellevue, WA 98004

(425) 646-6100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS Kevin Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 13,242,916 (1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 18,562,308 (1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,562,308 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 6,829,808 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds hold 6,360,206 shares.

(2)	Includes 52,902 shares held by the KGD 2012 Trust. Kevin Douglas, as the settlor of the KGD 2012 Trust, has the right to substitute property of equivalent value in return for the shares held by the KGD 2012 Trust and may be deemed to have shared voting and dispositive power over the shares held by the KGD 2012 Trust.
(3)	Kevin Douglas also has dispositive power with respect to 1,915,790 shares held by James E Douglas, III, 2,953,602 shares held by the Douglas Family Trust, 150,000 shares held by the Alex Douglas 2K3 Trust, 150,000 shares held by the Jake Douglas 2K3 Trust and 150,000 shares held by the Amanda Douglas 2K3 Trust.
(4)	Based on 130,614,811 shares of the Issuer’s common stock outstanding as of September 30, 2017, as reported on the Issuer’s 6-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 14, 2017.

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS Michelle Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 13,242,916 (1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,692,916 (1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,692,916 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.5% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 6,829,808 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds hold 6,360,206 shares.

(2)	Includes 52,902 shares held by the MMD 2012 Trust. Michelle Douglas, as the settlor of the MMD 2012 Trust, has the right to substitute property of equivalent value in return for the shares held by the MMD 2012 Trust and may be deemed to have shared voting and dispositive power over the shares held by the MMD 2012 Trust.
(3)	Michelle Douglas also has dispositive power with respect to 150,000 shares held by the Alex Douglas 2K3 Trust, 150,000 shares held by the Jake Douglas 2K3 Trust and 150,000 shares held by the Amanda Douglas 2K3 Trust.
(4)	Based on 130,614,811 shares of the Issuer’s common stock outstanding as of September 30, 2017, as reported on the Issuer’s 6-K, filed with the SEC on November 14, 2017.

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS James E. Douglas, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,915,790
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,915,790 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,915,790 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas shares dispositive power with respect to 1,915,790 shares held by James E. Douglas, III.
(2)	Based on 130,614,811 shares of the Issuer’s common stock outstanding as of September 30, 2017, as reported on the Issuer’s 6-K, filed with the SEC on November 14, 2017.

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS K&M Douglas Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,829,808 (2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,829,808 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,829,808 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.2% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)	Kevin Douglas and his wife, Michelle Douglas, hold 6,829,808 shares jointly as the beneficiaries of the K&M Douglas Trust.
(3)	Based on 130,614,811 shares of the Issuer’s common stock outstanding as of September 30, 2017, as reported on the Issuer’s 6-K, filed with the SEC on November 14, 2017.

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,360,206
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 6,360,206
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,360,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)	Based on 130,614,811 shares of the Issuer’s common stock outstanding as of September 30, 2017, as reported on the Issuer’s 6-K, filed with the SEC on November 14, 2017.

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS Douglas Family Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,953,602
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,953,602 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,953,602 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.3% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	James E. Douglas Jr. and Jean A Douglas, husband and wife, are co-trustees.
(2)	Kevin Douglas also has dispositive power with respect to 2,953,602 shares held by the Douglas Family Trust.
(3)	Based on 130,614,811 shares of the Issuer’s common stock outstanding as of September 30, 2017, as reported on the Issuer’s 6-K, filed with the SEC on November 14, 2017.

Schedule 13D

This Amendment No. 4 (“Amendment”) amends and supplements the Schedule 13D filed with the SEC on October 31, 2014, as previously amended by the Schedule 13D/A filed with the SEC on September 2, 2015, as previously amended by the Schedule 13D/A filed with the SEC on March 21, 2016, and as previously amended by the Schedule 13D/A filed with the SEC on June 8, 2016 (the “Schedule 13D”). Except as set forth in this Amendment, the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

The following items of this Schedule 13D are hereby amended as follows.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The beneficial ownership of the Common Stock by each Filer at the date hereof is reflected on that Filer’s cover page.

(c) There were no transactions effected by the Filers in the Common Stock within the past sixty (60) days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2018	*Kevin Douglas
KEVIN DOUGLAS

Date: January 12, 2018	*Michelle Douglas
MICHELLE DOUGLAS

Date: January 12, 2018	*James E. Douglas, III
JAMES E. DOUGLAS, III

K&M DOUGLAS TRUST

Date: January 12, 2018	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: January 12, 2018	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: January 12, 2018	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: January 12, 2018	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

DOUGLAS FAMILY TRUST

Date: January 12, 2018	*James E. Douglas, Jr.
	By:	James E. Douglas, Jr.
	Title:	Trustee

Date: January 12, 2018	*Jean A. Douglas
	By:	Jean A. Douglas
	Title:	Trustee

*Eileen Wheatman

/s/ Eileen Wheatman
By: Eileen Wheatman Attorney-in-Fact